ZI CORPORATION
(the "Corporation")

NI 51-102 - Section 11.3

Report of Voting Results

Pursuant to National Instrument 51-102, the Corporation discloses the voting results of the common shareholders at the Annual General Meeting of the Corporation held on June 3, 2004, as follows:
1.	Resolution to fix the board of directors at seven (7) members:

	FOR:	16,058,257	shares representing	98.72%
	AGAINST:	208,971	shares representing	1.28%
	ABSTAINED:	19,206,575	shares

2.	Resolution to elect all director nominees as a group, as named in the
	management information circular dated April 15, 2004:

	FOR:	16,011,587	shares representing	45.41%
	WITHHOLD:	19,252,265	shares representing	54.59%
	SPOILED:	209,951	shares

3.	Resolution to reappoint Deloitte & Touche, Chartered Accountants, as auditors for
	the ensuing year and to authorize the Board of Directors to fix their remuneration:

	FOR:	35,371,713	shares representing	99.90%
	WITHHOLD:	34,111	shares representing	0.10%
	SPOILED:	67,979	shares

Dated this 8th day of June, 2004.

ZI CORPORATION

Per:	"Dale Kearns"
Dale Kearns,
Chief Financial Officer